FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2009

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure: 1 Dividend Declaration announcement made on 20 February 2009

NATIONAL WESTMINSTER BANK Plc
DIVIDEND ON
 SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR
THE THREE MONTHS TO 16
APRIL

200
9
The Directors have declared the specified dividend on the undernoted Series of non-cumulative dollar preference shares of US$25.00 each for the three months to 16 April 2009. The dividend will be paid on 16 April 2009 at the undernoted rate to holders on the register at the close of business on 6 March 2009.

Series	Dividend payable per share
Series C	US$0.48519

DIVIDEND ON
 SERIES
A
 NON-CUMULATIVE
STERLING

PREFERENCE SHARES OF
£1
.00

FOR
THE SIX MONTHS TO 16
APRIL
200
9
The Directors have declared the specified dividend on the undernoted Series of non-cumulative sterling preference shares of £1.00 each for the six months to 16 April 2009. The dividend will be paid on 16 April 2009 at the undernoted rate to holders on the register at the close of business on 6 March 2009.

Series	Dividend payable per share
Series A	£ 0. 0 45

20
February 2009
End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 March 2009

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat

This information is provided by RNS
The company news service from the London Stock Exchange

END